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RULE 424(b)(2)
File No. 333-71038

PRICING SUPPLEMENT NO. 5 dated September 4, 2003
(To Prospectus Supplement dated April 1, 2002 and Prospectus dated October 23, 2001)

MADISON GAS AND ELECTRIC COMPANY
Medium-Term Notes
Due from Nine Months to 30 Years from Date of Issue

Form of Notes:
☒	Global Notes	☐	Certificated Notes

CUSIP Number:	5574A0 AE 7
Principal Amount:	$20,000,000
Issue Price (as a percentage of principal amount):	100%, plus accrued interest, if any, from September 9, 2003
Original Issue Date:	September 9, 2003
Maturity Date:	September 1, 2028

If the Notes have a Fixed Rate:		If the Notes have a Floating Rate:
Interest Rate:	6.12%	Base Rate:	N/A
Interest Payment Dates:	March 1 & September 1 of each year, commencing March 1, 2004	Spread (+/-):	N/A
Record Dates:	February 15 & August 15	Spread Multiplier:	N/A
		Initial Interest Rate:	N/A
		Interest Reset Period:	N/A
		Interest Reset Dates:	N/A
		Initial Interest Reset Date:	N/A
		Interest Payment Period:	N/A
		Interest Payment Dates:	N/A
		Record Dates:	N/A
		Index Maturity:	N/A
		Maximum Interest Rate:	N/A
		Minimum Interest Rate:	N/A

Amortizing Note:	☐	yes	☒	no
Option To Elect Repayment:	☐	yes	☒	no
Optional Extension of Original Maturity Date:	☐	yes	☒	no
Extension period:	N/A
Number of extension periods:	N/A
Final maturity date:	N/A
Optional Interest Reset:	☐	yes	☒	no
Optional Interest Reset Dates:	N/A
Original Issue Discount Note:	☐	yes	☒	no
Redemption:
☐ Notes cannot be redeemed prior to maturity	☒	Notes may be redeemed prior to maturity
Initial Redemption Date:	See Annex A
Initial Redemption Percentage:	See Annex A
Annual Redemption Reduction Percentage:	See Annex A
Additional Terms:
☐ Agency Transaction	☒	Principal Transaction
Agent's Discount or Commission:	$150,000
Proceeds to Company:	$19,850,000
Annex Attached:	☒	yes	☐	no

Annex A

USE OF PROCEEDS

        We intend to use our net proceeds from the sale of the notes, together with available cash balances, to redeem $20,000,000 aggregate principal amount of our 7.70% First Mortgage Bonds, 2028 Series.

CERTAIN TERMS OF THE NOTES

        The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, supersedes the description of the general terms and provisions of our $100,000,000 aggregate principal amount of medium-term notes set forth in the accompanying prospectus supplement and under "Description of Notes" in the accompanying prospectus. Capitalized terms used but not defined herein have the meanings specified in the prospectus supplement, the prospectus and/or the indenture governing the notes.

Redemption Provisions

        The notes will be redeemable in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed; or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points.

        We will also pay the accrued and unpaid interest on the notes to be redeemed to the date of redemption.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day before the redemption date, as published in the daily statistical release (or any successor release) by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if that release (or any successor release) is not available or does not contain those prices on that business day, the arithmetic average of the Reference Treasury Dealer Quotations obtained by the Trustee for the redemption date.

        "Independent Investment Banker" means a Reference Treasury Dealer appointed by the Trustee after consultation with us.

        "Reference Treasury Dealer" means (i) Banc One Capital Markets, Inc. and its successors; provided, however, that if Banc One Capital Markets, Inc. shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we may substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer appointed by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day before the redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. If, at the time notice of redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and that notice shall be of no effect unless those moneys are received.

        Upon payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

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USE OF PROCEEDS
CERTAIN TERMS OF THE NOTES